UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Santander Consumer USA Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80283M 101

(CUSIP Number)

Gerard A. Chamberlain

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

(617) 346-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101

1	NAME OF REPORTING PERSON Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,593,555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,593,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,593,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 80283M 101

1	NAME OF REPORTING PERSON Santander Holdings USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,593,555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,593,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,593,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Banco Santander, S.A. and Santander Holdings USA, Inc. on November 17, 2017 (the “Initial Statement”).

Item 1.	Security and Issuer

This Amendment No. 1 relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Santander Consumer USA Holdings Inc. (“SC” or the “Issuer”), a Delaware corporation with its principal executive offices located at 1601 Elm St. Suite #800, Dallas, Texas 75201.

Item 2.	Identity and Background

(a), (b), (c). The names of the persons filing this Amendment No. 1 (the “Reporting Persons”) are Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Santander”), and Santander Holdings USA, Inc., a Virginia corporation and a wholly owned subsidiary of Santander (“SHUSA”).

Santander’s principal executive offices are located at Ciudad Grupo Santander, Avda. De Cantabria, s/n 28660 Boadilla del Monte, Madrid, Spain.

SHUSA, a wholly owned subsidiary of Santander, is the parent company of Santander Bank, National Association, a national banking association, and owns a majority interest of SC. At December 31, 2017, SHUSA had approximately 17,000 employees.

SHUSA’s principal executive offices are located at 75 State Street, Boston, Massachusetts 02109.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Santander and SHUSA is set forth on Schedule A.

(d) and (e). Neither Santander or SHUSA nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Please see Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to Item 3 from the Initial Statement.

Item 4.	Purpose of Transaction

In July 2018, the Issuer’s Board of Directors approved a share repurchase program, pursuant to which the Issuer is authorized to purchase up to $200 million of its Common Stock through June 2019 (the “Repurchase Program”).

In connection with the Repurchase Program, as of (and giving effect to repurchases made on) January 2, 2019, the Issuer’s total number of shares of Common Stock outstanding decreased to 351,963,359 shares from the total number of 359,946,656 shares of Common Stock outstanding as of October 31, 2017 (the date used in the Initial Statement to determine the number of shares of Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership). Solely as a result of the Repurchase Program and the decrease in shares of Common Stock outstanding, on (and giving effect to repurchases made on) January 2, 2019, the aggregate percentage of Common Stock that Reporting Persons may have been deemed to beneficially own increased by approximately 1.5%, to approximately 69.8% of the outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported as beneficially owned by each Reporting Person named herein is based upon 351,963,359 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of (and giving effect to repurchases made on) January 2, 2019. SHUSA owns directly, in the aggregate, 245,593,555 shares of Common Stock. By virtue of its relationship with SHUSA discussed in further detail in Item 2, Santander may be deemed to beneficially own the Common Stock owned directly by SHUSA. These 245,593,555 shares represent approximately 69.8% of the outstanding shares of Common Stock as of January 2, 2019.

The following persons listed on Schedule A beneficially own the number of shares of Common Stock indicated: Stephen Alan Ferriss – 14,651 shares of Common Stock, including 5,207 currently exercisable options – Mr. Ferriss has the sole voting power and sole dispositive power in respect of the entirety of the number of shares of Common Stock; Scott Edward Powell – 37,290 shares of Common Stock – Mr. Powell has the sole voting power and sole dispositive power in respect of the entirety of the number of shares of Common Stock.

(b) Each of SHUSA and Santander is deemed to have shared power to vote and dispose of the 245,593,555 shares of Common Stock owned directly by SHUSA.

(c) Except as set forth in Item 4, there were no transactions in the Common Stock effected by Santander, SHUSA or by any person identified in Item 2(a), (b) or (c) hereof during the 60 days preceding the date of this Schedule 13D.

(d) No person other than SHUSA and Santander has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described in the Initial Statement, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Statement).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2019

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
Name: Javier Illescas
Title: Group Executive Vice-President, Corporate Legal

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
Name: Gerard A. Chamberlain
Title: Senior Deputy General Counsel and Executive Vice President

SCHEDULE A

The name, business or residential address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Santander and SHUSA are set forth below.

Santander

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Directors
Ana Patricia Botín-Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Executive Chairman of Banco Santander, S.A.	Spain

Belén Romana García	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A. and Non-Executive Director of Aviva Plc	Spain

Bruce Neil Carnegie-Brown	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman (non-executive independent director) of Banco Santander, S.A.; Non-Executive Chairman of Moneysupemarket.com Group Plc and Non-Executive Chairman of Lloyd’s of London Limited Plc	United Kingdom

Alvaro Cardozo	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Non-Executive Chairman of Banco Santander (Brasil), S.A.	Portugal

Carlos Fernández González	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Chairman of the Board of Directors and CEO of Finaccess, S.A.P.I., Member of the Board of Directors and Member of the Supervisory Board of Inmobiliaria Colonial, S.A.; and member of the Board of Directors of Amrest Holding, S.E.	Mexico and Spain

Esther Giménez-Salinas i Colomer	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Emeritus Professor at the Universidad Ramon Llull, Board Member of Unibasq and Aqu and Gawa Capital Partners, S.A. Member of the Advisory Committee of Endesa-Catalunya	Spain

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Guillermo de la Dehesa Romero	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Vice Chairman (non-executive director) of Banco Santander, S.A.; Non-Executive Vice-Chairman of Amadeus IT Holdings, S.A., Non-Executive Chairman

of Aviva Corporación and Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros, and Chairman of Aviva Grupo Corporativo, S.L.

Spain

Homaira Akbari	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Chief Executive Officer of AKnowledge Partners, LLC, non-executive director of Gemalto NV, Landstar System, Inc. and Veolia Environment S.A.	France and United States of America

Ignacio Benjumea Cabeza de Vaca	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Vice-Chairman of the Fundación de Estudios Financieros and serves on the Board of Trustees and of the Executive Committee of Fundación Banco Santander.	Spain

Francisco Javier Botín-Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Executive Chairman of JB Capital Markets, Sociedad de Valores, S.A.U.	Spain

José Antonio Álvarez Álvarez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Chief Executive Officer of Banco Santander, S.A.	Spain

Rodrigo Echenique Gordillo	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman (Executive Director) of Banco Santander, S.A.	Spain

Ramiro Mato García-Ansorena	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.	Spain

Sol Daurella Comadrán	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Executive Chairman of Olive Partners, S.A.; Non-Executive Chairman of Coca Cola European Partners, Plc and other positions at Cobega Group companies	Spain and Dominican Republic

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Executive Officers (Who Are Not Directors)
Enrique Alvarez Labiano	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Executive Chairman’s Office and Strategy, Banco Santander, S.A.	Spain

Jaime Pérez Renovales	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, General Secretary’s Office and Human Resources Office, Santander Group	Spain

Javier Maldonado Trinchant	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Global Head of Cost Control, Banco Santander, S.A.	Spain

Jennifer Scardino	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Communication, Corporate Marketing and Research, Banco Santander, S.A.	United Kingdom and United States of America

José Antonio García Cantera	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Chief Financial Officer, Santander Group	Spain

José Francisco Doncel Razola	Banco Santander, S.A., Avda. de Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President and Group Chief Accounting Officer. Banco Santander, S.A.	Spain

José Luis de Mora Gil-Gallardo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Financial Planning and Corporate Development, Santander Group	Spain

José Maria Linares Perou	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Global Corporate Banking, Santander Group	United Kingdom, Bolivia

José María Nus Badía	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Chief Risk Officer, Santander Group	Spain

Juan Guitard Marín	Ciudad Grupo Santander Edificio Marisma, pl. 2 28660 Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President and Group Chief Audit Executive, Banco Santander, S.A.	Spain

Juan Manuel Cendoya Méndez de Vigo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Communication, Corporate Marketing and Research, Santander Group	Spain

Keiran Foad	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Risks, Banco Santander, S.A.	United Kingdom

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Magdalena Sofía Salarich Fernández de Valderrama	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Banco Santander, S.A. and Head of Santander Consumer Finance	Spain

Mónica López-Monís Gallego	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Chief Compliance Officer, Santander Group	Spain

José Rami Aboukhair Hurtado	Santander España, Gran Vía de Hortaleza, N°3, Edificio Cantabria, 2[a]Planta, 28033, Madrid – Spain	Senior Executive Vice President and Country Head of Santander Spain	Spain

Victor Matarranz Sanz de Madrid	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Head of Santander Wealth Management Division	Spain

Lindsey Tyler Argalas	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Chief Digital and Innovation Officer	United States of America

SHUSA

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Directors

Juan Maria Olaizola Bartolome	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Chief Operating Officer, Santander UK plc	Spain

Stephen Alan Ferriss	785 Crandon Blvd., #1605 Key Biscayne, FL 33149	Retired	United States of America

Alan H. Fishman	1 Pierrepont Street Brooklyn, NY 11201	Retired	United States of America

Thomas Stephen Johnson	582 Island Drive Palm Beach, FL 33480	Retired	United States of America

Juan Guitard Marin	Ciudad Grupo Santander Edificio Marisma, pl.2 28660 Boadilla del Monte (Madrid), Spain	Senior Executive Vice President and Group Chief Audit Executive, Banco Santander, S.A.	Spain

Victor Matarranz Sanz de Madrid	Ciudad Grupo Santander Avda. De Cantabria, s/n 28660 Boadilla del Monte (Madrid), Spain	Senior Executive Vice President, Global Head of Wealth Management , Banco Santander, S.A.	Spain

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Scott Edward Powell	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer and President, Santander Holdings USA, Inc., Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc. Senior Executive Vice President, Santander Bank, N.A.	United States of America

José Francisco Doncel Razola	Ciudad Grupo Santander Edif. Amazonia, pl. 1 Avda. De Cantabria, s/n 28660 Boadilla del Monte (Madrid), Spain	Senior Executive Vice President – Group Chief Accounting Officer, Banco Santander S.A.	Spain

Henri-Paul Rousseau	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Vice Chairman, Power Corporation of Canada and Power Financial Corporation	Canada

Thomas Timothy Ryan, Jr.	10295 Collins Ave, Apt. 404 Bal Harbour, FL 33154	Non-Executive Chairman, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Richard Spillenkothen	PO Box 128 77 Christmas Tree Lane Washington, VA 22747	Non-Executive Director, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Javier Maldonado Trinchant	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Senior Executive Vice President, Global Head of Cost Control, Banco Santander, S.A.	Spain

Executive Officers (Who Are Not Directors)

Mahesh Aditya	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Risk Officer, Santander Holdings USA, Inc., Santander Bank, N.A.	United States of America

David Cornish	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Accounting Officer, Controller, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Madhukar Dayal	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer, Santander Bank, N.A. Chief Financial Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Daniel Griffiths	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Technology Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Michael Lipsitz	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Legal Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Maria Veltre	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Head of U.S. Digital & Innovation, Santander Holdings USA, Inc.	United States of America

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

William Wolf	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Human Resources Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America